Exhibit 99.1

China Online Education Group Announces Second Quarter 2022 Results

SINGAPORE, August 30, 2022 -- China Online Education Group (“51Talk” or the “Company”) (NYSE: COE), a global online education platform with core expertise in English education, announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial and Operating Highlights

The Company completed the divesture of its China mainland business on June 30th, 2022. After the divesture, the Company focuses on providing online English tutoring lessons taught by foreign teachers to K-12 and post-secondary students in countries and regions outside of the China mainland.

The Company has announced that an annual general meeting of shareholders will be held on September 30, 2022, to approve the change of the Company’s legal name from China Online Education Group to 51Talk Online Education Group.

The audit committee and the board of directors of the Company have approved the engagement of Marcum Bernstein & Pinchuk LLP (“MBP”) as the Company’s independent registered public accounting firm. MBP will be engaged to audit the annual consolidated financial statements of the Company and its subsidiaries to be filed with the U.S. Securities and Exchange Commission for the fiscal year ending December 31, 2022.

•	Net revenues for the second quarter of 2022 were US$3.5 million, and gross margin for the second quarter of 2022 was 79.2%.

•	Net loss for the second quarter of 2022 was US$15.0 million, including net loss from continuing operations[1] of US$4.6 million and net loss from discontinued operations[2] of US$10.4 million.

•	Non-GAAP net loss[3] for the second quarter of 2022 was US$14.9 million, including non-GAAP net loss from continuing operations of US$4.5 million and non-GAAP net loss from discontinued operations of US$10.4 million.

•	Cash, cash equivalents and restricted cash balance stood at US$22.1 million as of June 30, 2022.

1 “Continuing operations” refers to the Company’s remaining overseas business after the divesture of its China mainland business.

2 “Discontinued operations” refers to the Company’s China mainland business, which has been disposed on June 30th, 2022.

3 For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth in this press release.

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•	Gross billings[4] of continuing operation for the second quarter of 2022 were US$7.8 million.

Financial and Operating Data	For the three months ended
	Mar. 31,	Jun. 30,	Q-o-Q
	2022 [5]	2022	Change
Net Revenues (in US$ millions)	1.9	3.5	87.7%
Gross Margin	77.9%	79.2%	130 bps
Gross Billings of Continuing Operations (in US$ millions)	5.3	7.8	46.5%

Active students with attended lesson consumption of continuing operations[6] (in thousands)	9.3	14.9	60.2%

“In the second quarter of 2022, we successfully completed the divesture of our China mainland business and will solely focus on overseas business going forward. Starting from the third quarter, 100% of the Company’s revenues will be derived from overseas markets. Furthermore, to reflect our overseas focus, we will hold an annual general meeting on September 30th to vote on the proposal of changing our legal name from China Online Education Group to 51Talk Online Education Group.” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk.

“We are excited to report another quarter marked by continued top-line growth of our overseas business. In the second quarter, our overseas business continued to see healthy and sustainable development. Our second quarter overseas business gross billings reached $7.8 million, representing 46.5% sequential growth. The number of our paying students reached 8.1k, representing 25% sequential growth and the number of our active students with attended lesson consumption reached 14.9k, representing 60% sequential growth in the second quarter. In addition, our overseas business achieved breakeven in cash flow during the two months of May and June. This reflects our strong execution of a healthy growth strategy in overseas business and we are looking forward to the future performance of cash flow.” concluded Mr. Huang.

Second Quarter 2022 Financial Results

The Company officially launched its overseas business in July 2021 and plans to focus on the overseas business after its divesture of China mainland business. As the Company began to offer one-on-one course taught by foreign teachers to students in overseas markets from July 2021, there are no comparative data for overseas business for the second quarter of 2021.

4 Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period.

5 For purposes of comparison, the financial and operating data of overseas business for the first quarter of 2022 are presented in this column.

6 An “active student with attended lesson consumption” for a specified period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

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Net Revenues and Gross Margin

Net revenues for the second quarter of 2022 were US$3.5 million. The number of active students with attended lesson consumption of continuing operation was 14,900 in the second quarter of 2022.

Cost of revenues for the second quarter of 2022 was US$0.7 million. Gross profit for the second quarter of 2022 was US$2.8 million. Gross margin for the second quarter of 2022 was 79.2%.

Operating Expenses

Total operating expenses for the second quarter of 2022 were US$6.9 million.

Sales and marketing expenses for the second quarter of 2022 were US$3.6 million. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the second quarter of 2022 were US$3.6 million.

Product development expenses for the second quarter of 2022 were US$0.7 million. Excluding share-based compensation expenses, non-GAAP product development expenses for the second quarter of 2022 were US$0.7 million.

General and administrative expenses for the second quarter of 2022 were US$2.6 million. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the second quarter of 2022 were US$2.5 million.

Loss from Operations

Operating loss for the second quarter of 2022 was US$4.1 million.

Non-GAAP operating loss for the second quarter of 2022 was US$4.0 million.

Net loss

Net loss for the second quarter of 2022 was US$15.0 million, including net loss from continuing operations of US$4.6 million and net loss from discontinued operations of US$10.4 million.

Non-GAAP net loss for the second quarter of 2022 was US$14.9 million, including non-GAAP net loss from continuing operations of US$4.5 million and non-GAAP net loss from discontinued operations of US$10.4 million.

Basic and diluted net loss per share attributable to ordinary shareholders for the second quarter of 2022 was US$0.04.

Non-GAAP basic and diluted net loss per share attributable to ordinary shareholders for the second quarter of 2022 was US$0.04.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the second quarter of 2022 was US$0.67. Each ADS represents 15 Class A ordinary shares.

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Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the second quarter of 2022 was US$0.67.

Balance Sheet

As of June 30, 2022, the Company had total cash, cash equivalents, restricted cash of US$22.1 million.

The Company had advances from students7 (current and non-current) of US$10.2 million as of June 30, 2022.

Outlook

For the third quarter of 2022, the Company currently expects gross billings to be between US$8.0 million and US$8.2 million.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Management Change

The Company also announced today that Mr. Min Xu, Chief Financial Officer, has resigned for personal reasons and his last day with the Company will be September 30th, 2022. Ms. Chun Tang, Vice President of Finance of the Company, will assume the role of Chief Financial Officer starting on October 1st, 2022.

Ms. Tang has served in roles of Finance Director, Senior Finance Director, and Vice President of Finance since she joined the Company in 2014 and played an instrumental role in the Company’s successful IPO completed in June 2016. Previously, Ms. Tang served as Senior Financial Analyst in Google’s Beijing office from 2007 to 2014. Earlier in her career, Ms. Tang served as Senior Financial Analyst with Novo Nordisk, a CSE-listed world leading pharmaceutical manufacturer, Finance Manager with Beijing City International School, and Senior Auditor with PricewaterhouseCoopers Zhong Tian LLP. Ms. Tang received a Master of Arts degree in western accounting from The Central University of Finance and Economics and a Bachelor of Arts degree in accounting from Northeastern University in Shenyang China.

Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of the Company, said, "On behalf of the Board of Directors and myself, I would like to thank Min for his service as 51Talk's Chief Financial Officer. Over the course of his four-year tenure, Min led us to achieve profitability by focusing on sustainable growth. We wish him the best in his future endeavors."

7 “Advances from students” is defined as the amount of obligation to transfer goods or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students”

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Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 30, 2022 (8:00 PM Singapore/Beijing/Hong Kong time on August 30, 2022).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-866-264-5888
International:	1-412-317-5226
Mainland China:	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until September 6, 2022, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	9674628

About China Online Education Group

China Online Education Group (NYSE: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons, on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income/(loss), non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, and non-GAAP net income/(loss) attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

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51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in its overseas markets; the expected growth of, and trends in, the markets for 51Talk’s course offerings in its overseas markets; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in the Philippines, its overseas markets and elsewhere; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

ir@51talk.com

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CHINA ONLINE EDUCATION GROUP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

As of
Jun. 30
2022
US$
ASSETS
Current assets
Cash and cash equivalents	21,115
Restricted cash	975
Prepaid expenses and other current assets	4,009
Total current assets	26,099

Non-current assets
Property and equipment, net	47
Intangible assets, net	110
Right-of-use assets	74
Deferred tax assets	33
Other non-current assets	127
Total non-current assets	391

Total assets	26,490

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Advances from students	10,243
Accrued expenses and other current liabilities	3,437
Amounts due to related parties	982
Lease liability	38
Taxes payable	148
Total current liabilities	14,848

Non-current liabilities
Other non-current liabilities	205
Total non-current liabilities	205

Total liabilities	15,053

Total shareholders’ equity	11,437

Total liabilities and shareholders’ equity	26,490

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CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended		For the six months ended
	Mar. 31,	Jun. 30,	Jun. 30,
	2022	2022	2022
	US$	US$	US$
Net revenues	1,878	3,526	5,404
Cost of revenues	(415)	(733)	(1,148)
Gross profit	1,463	2,793	4,256
Operating expenses
Sales and marketing expenses	(1,993)	(3,573)	(5,566)
Product development expenses	(1,101)	(700)	(1,801)
General and administrative expenses	(1,885)	(2,611)	(4,496)
Total operating expenses	(4,979)	(6,884)	(11,863)
Loss from operations	(3,516)	(4,091)	(7,607)
Other income/(expenses), net	91	(498)	(407)
Loss before income tax expenses and discontinued operations	(3,425)	(4,589)	(8,014)
Income tax expenses	(12)	(14)	(26)
Loss from continuing operations, net of income tax	(3,437)	(4,603)	(8,040)
Loss from discontinued operations, net of income tax	(17,734)	(10,375)	(28,109)
Net loss, all attributable to the Company’s ordinary shareholders	(21,171)	(14,978)	(36,149)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	334,056,649	334,567,207	334,313,338

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CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended		For the six months ended
	Mar. 31,	Jun. 30,	Jun. 30,
	2022	2022	2022
	US$	US$	US$
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.06)	(0.04)	(0.11)
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.95)	(0.67)	(1.62)

Comprehensive loss:
Net loss	(21,171)	(14,978)	(36,149)
Other comprehensive loss
Foreign currency translation adjustments	(2,403)	11,616	9,213
Total comprehensive loss	(23,574)	(3,362)	(26,936)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	8	5	13
Product development expenses	(38)	(17)	(55)
General and administrative expenses	(293)	(63)	(356)

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CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

  (In thousands except for number of shares and per share data)

	For the three months ended		For the six months ended
	Mar. 31,	Jun. 30,	Jun. 30,
	2022	2022	2022
	US$	US$	US$
Sales and marketing expenses	(1,993)	(3,573)	(5,566)
Less: Share-based compensation expenses	8	5	13
Non-GAAP sales and marketing expenses	(2,001)	(3,578)	(5,579)

Product development expenses	(1,101)	(700)	(1,801)
Less: Share-based compensation expenses	(38)	(17)	(55)
Non-GAAP product development expenses	(1,063)	(683)	(1,746)

General and administrative expenses	(1,885)	(2,611)	(4,496)
Less: Share-based compensation expenses	(293)	(63)	(356)
Non-GAAP general and administrative expenses	(1,592)	(2,548)	(4,140)

Operating expenses	(4,979)	(6,884)	(11,863)
Less: Share-based compensation expenses	(323)	(75)	(398)
Non-GAAP operating expenses	(4,656)	(6,809)	(11,465)

Loss from operations	(3,516)	(4,091)	(7,607)
Less: Share-based compensation expenses	(323)	(75)	(398)
Non-GAAP loss from operations	(3,193)	(4,016)	(7,209)

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CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended		For the six months ended
	Mar. 31,	Jun. 30,	Jun. 30,
	2022	2022	2022
	US$	US$	US$
Income tax expenses	(12)	(14)	(26)
Less: Tax impact of Share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(12)	(14)	(26)

Loss from continuing operations, net of income tax	(3,437)	(4,603)	(8,040)
Less: Share-based compensation expenses	(323)	(75)	(398)
Non-GAAP loss from continuing operations, net of income tax	(3,114)	(4,528)	(7,642)

Loss from discontinued operations, net of income tax	(17,734)	(10,375)	(28,109)
Less: Share-based compensation expenses	-	-	-
Non-GAAP loss from discontinued operations, net of income tax	(17,734)	(10,375)	(28,109)

Net loss, all attributable to the Company’s ordinary shareholders	(21,171)	(14,978)	(36,149)
Add back: Share-based compensation expenses	323	75	398
Non-GAAP net loss, all attributable to the Company’s ordinary shareholders	(20,848)	(14,903)	(35,751)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	334,056,649	334,567,207	334,313,338

Non-GAAP net loss per share attributable to ordinary shareholders basic and diluted	(0.06)	(0.04)	(0.11)

Non-GAAP net loss per ADS attributable to ordinary shareholders basic and diluted	(0.94)	(0.67)	(1.60)

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